

May 27, 2015

Via Email
Dennis Klaeser
Chief Financial Officer
Talmer Bancorp, Inc.
2301 West Big Beaver Rd, Suite 525
Troy, MI 48084

   Re: Talmer Bancorp, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2014
      Filed March 26, 2015
      Form 10-Q for the Fiscal Quarter Ended March 31, 2015
      Filed May 15, 2015
      File No. 001-36308

Dear Mr. Klaeser:

   We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements
Note 20 – Parent Company Financial Statements, page 221

1. Please classify the dividends received from subsidiaries as cash flows from operating activities instead of as cash flows from investing activities in future filings. Please refer to ASC 230-10-45-16(b).

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Notes to Consolidated Financial Statements

2. Your effective income tax expense has fluctuated from a negative effective tax rate of 4.5% at March 31, 2014 and an effective tax rate of 7.8% for 2014 to an effective tax rate of 32% at March 31, 2015. Please provide in future interim filings the income tax expense disclosures required by Item 4.08(h) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3752 if you any other questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief